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                             June 2, 2021

       Tim Chen
       Chief Executive Officer
       NerdWallet, Inc.
       875 Stevenson St., 5th Floor
       San Francisco, CA 94103

                                                        Re: NerdWallet, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 3,
2021
                                                            CIK No. 0001625278

       Dear Mr. Chen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Risk Factors
       We may make decisions based on the best interests of our users..., page
14

   1. Please provide examples of decisions you have made based on the interests of your users that have resulted in
you forgoing expansion or short-term revenue opportunities.
       Use of Proceeds, page 46

   2. We note that you intend to use $28.7 million of the net proceeds from this offering to discharge indebtedness.
Please disclose the interest rate and maturity of such
                                                        indebtedness. Refer to
Instruction 4 to Item 504 of Regulation S-K.
 Tim Chen
NerdWallet, Inc.
June 2, 2021
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of our results of operations, page 57

3. We note that you generate substantially all of your revenues through fees paid by your financial service partners in the form of either revenue per action, revenue per click, revenue per lead, and revenue per funded loan arrangement. To the extent material, disclose the percentages of revenue generated by each type of fee, the rate differences between the fees, and any known material trends related to the type of fees for all periods presented.
Comparison of Results of Operations, page 59

4. We note that you experienced slower growth in 2020, particularly in the second half of the year, due to the impact of economic conditions related to the COVID-19. We also note that the Covid-19 pandemic had differing effects on your revenues during 2020: credit card revenues materially declined while loan and other vertical revenues increased substantially. In this regard, please describe known trends or uncertainties, particularly those related to Covid-19 that have had or that are reasonably likely to have a material favorable or unfavorable material impact your components of revenues, and other line-
         items.
Liquidity and Capital Resources, page 65

5. Please expand your discussions of liquidity and capital resource to address known events and uncertainties that are or can be expected to reasonably likely result material changes in your liquidity and capital resources. Address material subsequent events, such as your
         January 2021 decision to reacquire shares from your controlling shareholders and other transactions related to the planned IPO.
Business
Our Growth Strategies, page 79

6. We note that you had more than 8 million registered users as of December 2020. To provide context to this number please disclose the number of registered users and your conversion rate for the periods presented. Also, clarify whether your definition of registered users includes all users that have created an account regardless of whether they accessed your platform in the relevant period.
Executive Compensation
Potential
FirstNamePayments upon Termination
          LastNameTim  Chen        or Change in Control, page 93
Comapany
7.         NameNerdWallet,
       Please file the change ofInc.
                                  control agreements with your named executive
officers. Refer to
       Item 601(b)(10)(iii)(A)
June 2, 2021 Page 2              of Regulation S-K.
FirstName LastName
 Tim Chen
FirstName
NerdWallet,LastNameTim Chen
             Inc.
Comapany
June 2, 2021NameNerdWallet, Inc.
June 2,
Page 3 2021 Page 3
FirstName LastName
Description of Capital Stock
Class A and Class B Common Stock, page 104

8. Please briefly describe each of the exceptions to the conversion provisions for the Class B common stock set forth in your certificate of incorporation. Certain Relationships and Related Party Transactions
Investors' Rights Agreement, page 112

9. We note that two of your directors are affiliated with your principal shareholders,
         Institutional Venture Partners XIV L.P. and RRE Ventures. Please clarify whether any director is serving pursuant to an agreement with shareholders to nominate directors.
         Also, please file the letter agreements with Innovius Capital Sirius I L.P. and iGlobe
         Partners as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of
         Regulation S-K.
Principal Stockholders, page 114

10. Please disclose the natural person or persons who exercise the voting and dispositive powers over the shares held by Innovius Capital Sirius I L.P. and iGlobe Partners.
Underwriters, page 122

11. Please disclose the exceptions to the lock-up agreements with your directors, officers and existing stockholders.
Note 1. The Company and Its Significant Accounting Policies
Revenue Recognition, page F-12

12. Tell us whether the revenue you earn per click represents advertising revenues and, if material, tell us and disclose whether you recognize such advertising revenues on a gross or a net basis and why.
Costs of Revenue, page F-13

13. Tell us what consideration you pay and why to your financial service partners and revise to disclose the accounting for the consideration. Explain the nature of the transactions underlying media spend expenditures and whether these include barter transactions and or other fees.
14. Explain for us how you compensated your editorial team for content. Tell us how you account for and classify such costs in your financial statements.
Note 2. Revenue, page F-16

15. Tell us and disclose how each of the fee revenues earned from your financial services partners, disclosed on page 57 as revenue per action, revenue per click, revenue per lead,
 Tim Chen
NerdWallet, Inc.
June 2, 2021
Page 4
       and revenue per funded loan arrangements is classified within your four revenue categories in Note 2.
Note 10. Redeemable Convertible Preferred Stock and Stockholder' Equity, page
F-24

16. As a significant assumption, for each period presented, please disclose the common stock fair values used as an input in the determination of the fair value of your stock-based awards and options. Please refer to ASC 718-10-50-2(f)(2).
General

17. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameTim Chen
                                                             Division of
Corporation Finance
Comapany NameNerdWallet, Inc.
                                                             Office of
Technology
June 2, 2021 Page 4
cc:       Nicole Orders, Esq.
FirstName LastName